SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
A Public Company
CNPJ/MF No. 33.000.167/0001 -01
NIRE No. 33300032061

NOTICE OF GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS hereby summons its Shareholders to convene for an Extraordinary General Meeting on March 24 2008, at 3 PM, at the Company’s Main Office Building’s auditorium, at Avenida República do Chile, No. 65, 1st floor, in the city of Rio de Janeiro (RJ), to deliberate on the following order of the day:

1 – INCORPORATION OF PRAMOA PARTICIPAÇÕES S/A:

1.1 – Approval of the Incorporation Protocol and Justification, dated February 28 2008, signed by PETROBRAS, as the Surviving Company, and by Pramoa Participações S.A., as the Acquired Company, together with the respective pertinent documents, and with Pramoa Participações S.A.’s incorporation operation approval;

1.2 – Approval of the appointment of a specialized company to evaluate and approve the respective assessment report elaborated for the Pramoa Participações S.A. incorporation operation, under the terms of §§ 1 and 3 of art. 227, Law No. 6.404/76.

2 – INCORPORATION OF UPB PARTICIPAÇÕES S/A:

2.1 – Approval of the Incorporation Protocol and Justification, dated February 29 2008, signed by PETROBRAS, as the Surviving Company, and by UPB S.A., as the Acquired Company, together with the respective pertinent documents, and with UPB S.A.’s incorporation operation approval;

2.2 – Approval of the appointment of a specialized company to evaluate and approve the respective assessment report elaborated for the UPB S.A. incorporation operation, under the terms of §§ 1 and 3 of art. 227, Law No. 6.404/76.

3 – SPLIT OF THE SHARES THAT REPRESENT THE JOINT STOCK:

Approval of the proposal to split the shares that represent the joint stock by 100%, both for shares traded at BOVESPA and for those that are connected to the ADRs traded at the New York Stock Exchange, resulting in: i) free distribution of 1 (one) new share of the same type for every 1 (one) share held on 04/25/08; ii) free distribution of 1 (one) new ADR of the same type for every 1 (one) share held on 04/25/08; and iii) the required changes to the wording of art. 4 of the Company’s Articles of Incorporation. It must be highlighted that the relationship between the American Depositary Receipts (ADRs) and the corresponding shares of each type will be maintained, remaining at “two (2) shares for one (1) ADR.”

The documents to be analyzed during the Meeting are available to the shareholders at PETROBRAS’ Main Office Building, room 2202-B (Shareholder Support).

Any Shareholder who would like to be represented in the mentioned Meeting must meet the precepts set forth by article 129, paragraph 1, of the Joint Stock Company Act; and article 13 of PETROBRAS’ Articles of Incorporation, presenting, during the act or, preferably, depositing a proxy with special powers at the above-mentioned Shareholder Support room no later than 5 PM on March 20 2008.

Rio de Janeiro, March 03 2008.

Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.